UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021.

Commission File Number: 333-254709

Engine Media Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

77 King Street West, Suite 300, PO Box 95, Toronto, Ontario, Canada M5K 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F[  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K of Engine Media Holdings, Inc. (the “Company”) is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-254709) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENGINE MEDIA HOLDINGS, INC.
(Registrant)

Date:	August 11, 2021	By:	/s/ Louis Schwartz
		Name:	Louis Schwartz
		Title:	Chief Executive Officer and Director

EXHIBIT INDEX

99.1	Equity Distribution Agreement dated August 10, 2021
99.2	Press Release dated August 10, 2021